Exhibit (k)(2)

Services Agreement

This Services Agreement (the “Agreement”) is entered into and effective as of December 31, 2023 (the “Effective Date”) by and between:

1.	SS&C GIDS, Inc., a corporation organized in the state of Delaware (referred to herein as “SS&C” or the “Transfer Agent”), and

2.	Apollo S3 Private Markets Fund, a limited liability company organized in the state of Delaware (the “Company”).

The Company and SS&C each may be referred to individually as a “Party” or collectively as “Parties.”

1.	Definitions; Interpretation

1.1.	As used in this Agreement, the following terms have the following meanings:

(a) “Action” means any civil, criminal, regulatory or administrative lawsuit, allegation, demand, claim, counterclaim, action, dispute, sanction, suit, request, inquiry, investigation, arbitration or proceeding, in each case, made, asserted, commenced or threatened by any Person (including any Government Authority).

(b) “Affiliate” means, with respect to any Person, any other Person that is controlled by, controls, or is under common control with such Person and “control” of a Person means: (i) ownership of, or possession of the right to vote, more than 25% of the outstanding voting equity of that Person or (ii) the right to control the appointment of the board of directors or analogous governing body, management or executive officers of that Person. With respect to the Company, “Affiliate” shall exclude any portfolio companies managed by Company or its Affiliates or in which the Company or its Affiliates has an investment.

(c) “Business Day” means a day other than a Saturday or Sunday on which the New York Stock Exchange is open for business.

(d) “Claim” means any Action arising out of the subject matter of, or in any way related to, this Agreement, its formation or the Services.

(e) “Confidential Information” means any information about the Company or SS&C, including this Agreement, and any third party information that either Party is required to keep confidential, including “nonpublic personal information” under the Gramm-Leach-Bliley Act of 1999 and all “personal information” as defined under any data protection law applicable to SS&C except for information that (i) is or becomes part of the public domain without fault of the receiving Party, its Affiliates or their respective employees, officers, directors, contractors, agents or other representatives, (ii) was rightfully acquired from a third party without any obligation on confidentiality or restriction on disclosure, or is developed independently, by the receiving Party without use or reference to any Confidential Information, as can be proven by documentary evidence, or (iii) is generally known by Persons in the technology, securities, or financial services industries (but excluding personal information).

(f)  “Data Supplier” means a third party supplier of Market Data.

(g) “Governing Documents” means the constitutional documents of an entity and, with respect to the Company, all minutes of meetings of the board of directors or analogous governing body.

(h) “Government Authority” means any relevant administrative, judicial, executive, legislative or other governmental or intergovernmental entity, department, agency, commission, board, bureau or court, and any other regulatory or self-regulatory organizations, in any country or jurisdiction.

(i) “Law” means statutes, rules, regulations, interpretations and orders of any Government Authority that are applicable to the party upon which compliance with such Law is being required or to its business.

(j) “Losses” means any and all compensatory, direct, indirect, special, incidental, consequential, punitive, exemplary, enhanced or other damages, settlement payments, attorneys’ fees, costs, damages, charges, expenses, interest, applicable taxes or other losses of any kind.

(k) “Management” means the Company’s officers, directors, employees, and the investment adviser and sub-advisor(s) (if any), as well as any officers, directors, employees or agents of the then current investment adviser and sub-advisor(s) (if applicable) who are responsible for the day to day operations and management of the Company.

(l) “Market Data” means any third party market and reference data.

(m) “Company Data” means all information with respect to the Company’s (or, if a Management entity receives Services, such entity’s) business, financials and customers, including data related to securities trades and other transaction data, investment returns, issue descriptions, and Market Data provided by the Company and all output and derivatives thereof, necessary to enable SS&C to perform the Services, but excluding SS&C Property.

(n) “Person” means any natural person or corporate or unincorporated entity or organization and that person’s personal representatives, successors and permitted assigns.

(o) “Services” means the services listed in Schedule A, as may be amended, or under such other service Schedules, which may be added to this Agreement by the Parties from time to time.

(p) “SS&C Associates” means SS&C and each of its Affiliates, members, shareholders, directors, officers, partners, employees, agents, successors or assigns.

(q) “SS&C Property” means all hardware, software, source code, data, report designs, spreadsheet formulas, information gathering or reporting techniques, know-how, technology and all other property commonly referred to as intellectual property used by SS&C in connection with its performance of the Services.

(r) “Third Party Claim” means a Claim (i) brought by any Person other than the indemnifying Party or (ii) brought by a Party on behalf of or that could otherwise be asserted by a third party.

1.2. Other capitalized terms used in this Agreement but not defined in this Section 1 shall have the meanings ascribed thereto.

1.3. Section and Schedule headings shall not affect the interpretation of this Agreement. This Agreement includes the schedules and appendices hereto. In the event of a conflict between this Agreement and a schedule or appendix, the former shall control, except to the extent that such schedule or appendix expressly provides otherwise as to the services under such schedule or appendix.

1.4. Words in the singular include the plural and words in the plural include the singular. The words “including,” “includes,” “included” and “include”, when used, are deemed to be followed by the words “without limitation.” Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “hereof,” “herein” and “hereunder” and words of analogous import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Agreement, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party that are not referenced in this Agreement or the applicable Schedule. The Parties have mutually negotiated the terms hereof and there shall be no presumption of law relating to the interpretation of contracts against the drafter.

2.	Services and Fees

2.1. Subject to the terms of this Agreement, SS&C will perform for the Company the Services set forth in Schedule B and such other service schedules as may be added to this Agreement by the Parties (collectively, the “Service Schedules”). SS&C shall be under no duty or obligation to perform any service except as specifically listed in the Service Schedules, or take any other action except as specifically listed in a Service Schedules to this Agreement, or this Agreement, and no other duties or obligations, including, valuation related, fiduciary or analogous duties or obligations, shall be implied. The Company requests to change the Services, including those necessitated by a change to the Governing Documents of the Company or a change in applicable Law, will only be binding on SS&C when they are reflected in an amendment to the Service Schedules. For clarification, this will include costs related changes to the software, systems or processes used by SS&C to provide the Services necessitated by change in applicable Law; provided in such case the Company will only be responsible for its pro-rata share of such cost.

2.2. In carrying out its duties and obligations pursuant to this Agreement, some or all Services may be delegated by SS&C to one or more of its Affiliates or other Persons (and any Company consent to such delegation, if any, shall not be unreasonably revoked or withheld in respect of any such delegations), provided that such Persons are selected in good faith and with reasonable care and are monitored by SS&C. If SS&C delegates any Services, (i) such delegation shall not relieve SS&C of its duties and obligations hereunder (and SS&C shall be responsible for the acts and omissions of the delegated person), (ii) such delegation shall be subject to a written agreement obliging the delegate to comply with the relevant delegated duties and obligations of SS&C and (iii) if required by applicable Law, SS&C will identify such agents and the Services delegated and will update the Company when making any material changes in sufficient detail to enable the Company to object to a particular arrangement.

2.3. The Company agrees to pay, the fees, charges and expenses as set out in the fee schedule agreed upon by the parties in a separate letter (the “Fee Letter”), which may be amended by the Parties from time to time, within thirty (30) days following the receipt of SS&C’s invoice. The Fee Letter is incorporated by reference into this Agreement and subject to the terms of this Agreement. If an invoice is not paid when due, the Company shall pay SS&C RS interest thereon (from the due date to the date of payment) at rate equal to one and one half percent (1.5%) per month while such amount remained unpaid. Notwithstanding any other provision hereof, such interest rate shall be no greater than permitted under applicable state law. After the first year of the Initial Term, the total fee for all services for each succeeding year shall be subject to an annual cost of living increase on the anniversary of the Agreement in an amount not less than the annual percentage of change in the Consumer Price Index for all Urban Consumers (CPI-U) in the Midwest Statistical Area, All Items, Base 1982-1984=100, as last reported by the U.S. Department of Labor, Bureau of Labor Statistics, or, in the event that publication of such Index is terminated, any successor or substitute index, appropriately adjusted, acceptable to both parties.

2.4. Charges attendant to the development of reasonable changes to the TA2000 System requested by the Company (“Company Requested Software”) shall be at SS&C’s standard rates and fees in effect at the time and shall be documented by the Parties in a written statement of work under this Agreement. Once per year, and thereafter upon the Company’s request, SS&C will provide the Company with its then standard rates and fees for the development of Company Requested Software. If the cost to SS&C of operating the TA2000 System is increased by the addition of Company Requested Software, SS&C shall be entitled to increase its fees by an amount to be mutually agreed upon.

2.5. The Company may request a material modification of the Services provided under this Agreement by providing SS&C with a written request outlining the scope of such requested changes. SS&C will respond to such notice as promptly as possible, but no more than 30 days after the request is made, by providing the Company with (a) an estimate of the project cost and timeframe for completion, or (b) a written explanation of why SS&C cannot implement the requested service change (“Change Notice Response”). In the event the Company and/or SS&C believe that a change in law, regulation, rule, industry practice or other requirement necessitates a material system or service modification, the parties will discuss the potential change and SS&C may communicate with other similarly situated SS&C clients and/or industry groups to determine a commercially reasonable option for addressing such change. Any change requested or agreed upon by the Parties under this Section shall not be effective, and SS&C shall not be obligated to implement, until reflected in a written amendment to, or statement of work under, this Agreement mutually agreed upon and executed by both parties. Nothing in this Section 2.5 shall limit the Company’s obligation to pay SS&C fees related to modifications necessary to comply with changes in Law, regulation, rule or industry practice as provided in Section 2.1 above.

3.	Responsibilities

3.1. The management and control of the Company are vested exclusively in the Company’s governing body (e.g., the board of directors for a company) and its officers, subject to the terms and provisions of the Company’s Governing Documents. The Company’s governing body will make all decisions, perform all management functions relating to the operation of the Company and the Company’s governing body or its duly appointed officers shall authorize all Transactions. Without limiting the foregoing, the Company shall:

(a) Designate properly qualified individuals to oversee the Services and establish and maintain internal controls, including monitoring the ongoing activities of the Company.

(b) Evaluate the accuracy, and accept responsibility for the results, of the Services, review and approve all reports, analyses and records resulting from the Services and inform SS&C of any errors that it is in a position to identify.

(c) Provide SS&C with timely and accurate information required by SS&C in order to perform the Services and its duties and obligations hereunder.

3.2. The Company and Management is solely and exclusively responsible for ensuring that it complies with Law and its respective Governing Documents. It is the Company’s responsibility to provide all final Company Governing Documents as of the Effective Date. The Company will notify SS&C in writing of any changes to the Company Governing Documents that may materially impact the Services prior to such changes taking effect. SS&C is not responsible for monitoring compliance by the Company with (i) Law, or (ii) its respective Governing Documents.

3.3. In the event that Market Data is supplied to or through SS&C Associates in connection with the Services, the Market Data is proprietary to Data Suppliers and is provided on a limited internal-use license basis. Market Data may: (i) only be used by the Company in connection with the Services and (ii) not be disseminated by the Company or used to populate internal systems in lieu of obtaining a data license. Access to and delivery of Market Data is dependent on the Data Suppliers and may be interrupted or discontinued with or without notice. Notwithstanding anything in this Agreement to the contrary, neither SS&C nor any Data Supplier shall be liable to the Company or any other Person for any Losses with respect to Market Data, reliance by SS&C Associates or the Company on Market Data or the provision of Market Data in connection with this Agreement.

The Company shall deliver, and cause its agents, counsel, advisors, auditors, and any other Persons promptly deliver to SS&C all Company Data. The Company shall arrange with each such Person to deliver such information and materials on a timely basis, and SS&C will not be required to enter any agreements with that Person in order for SS&C to obtain information reasonably necessary to provide the Services.

3.4. Notwithstanding anything in this Agreement to the contrary, so long as they act in good faith SS&C Associates shall be entitled to rely on the authenticity, completeness and accuracy of any and all information and communications of whatever nature received by SS&C Associates from the Company, its employees, Affiliates or agents in connection with the performance of the Services and SS&C’s duties and obligations hereunder, without further enquiry or liability.

4.	Term

4.1. The initial term of this Agreement will be from the Effective Date through December 30, 2027 (“Initial Term”). Thereafter, this Agreement will automatically renew for successive terms of 2 years each unless either SS&C or the Company provides the other with a written notice of termination at least 180 calendar days prior to the commencement of any successive term (such periods, in the aggregate, the “Term”).

5.	Termination

5.1. SS&C or the Company also may, by written notice to the other, terminate this Agreement if any of the following events occur:

(a) The other Party breaches any material term, condition or provision of this Agreement, which breach, if capable of being cured, is not cured within 90 calendar days after the non-breaching Party gives the other Party written notice of such breach.

(b) The other Party (i) terminates or suspends its business, (ii) becomes insolvent, admits in writing its inability to pay its debts as they mature, makes an assignment for the benefit of creditors, or becomes subject to direct control of a trustee, receiver or analogous authority, (iii) becomes subject to any bankruptcy, insolvency or analogous proceeding, (iv) where the other Party is the Company if it becomes subject to a material Action or an Action that SS&C reasonably determines could cause SS&C reputational harm, or (v) where the other Party is the Company, material changes in the Company’s Governing Documents or the assumptions set forth in Schedule B are determined by SS&C, in its reasonable discretion, to materially affect the Services or to be materially adverse to SS&C.

If any such event occurs, the termination will become effective immediately or on the date stated in the written notice of termination, which date shall not be greater than 90 calendar days after the event.

5.2. Upon receipt of a termination notice from the Company, subject to the receipt by SS&C of all then-due fees, charges and expenses, SS&C shall continue to provide the Services up to the effective date of the termination notice; thereafter, SS&C shall have no obligation to perform any services of any type unless and to the extent set forth in an amendment to this Agreement executed by SS&C. In the event of the termination of this Agreement, SS&C shall provide reasonable exit assistance to the Company in converting the Company’s records from SS&C’s systems to whatever services or systems are designated by the Company or Management (the “Deconversion”); provided that all fees, charges and expenses that accrued prior to termination have been paid. The Deconversion is subject to the recompense of SS&C for such assistance at its standard rates and fees in effect at the time and to a reasonable time frame for performance as agreed to by the parties. As used herein “reasonable exit assistance” shall not include requiring SS&C (i) to assist any new service or system provider to modify, to alter, to enhance, or to improve such provider’s system, or to provide any new functionality to such provider’s system, (ii) to disclose any protected information of SS&C, including the proprietary information of SS&C or its affiliates, or (iii) to develop Deconversion software, to modify any of SS&C’s software, or to otherwise alter the format of the data as maintained on any provider’s systems.

5.3. In the event that the Company wishes to retain SS&C to perform additional transition or related post-termination services, including providing additional data and reports, the Company and SS&C shall agree in writing to the additional services and related fees and expenses in an amendment to this Agreement. To the extent any services are performed by SS&C for the Company after the termination of this Agreement, all of the provisions of this Agreement except portions that are inapplicable to such continuing services shall survive the termination of this Agreement for so long as those services are performed. Termination of this Agreement shall not affect: (i) any liabilities or obligations of any Party arising before such termination (including payment of fees and expenses) or (ii) any damages or other remedies to which a Party may be entitled for breach of this Agreement or otherwise. Sections 1, 2.3, 5, 7, 6, 8, 9, 10, 11, 12, and 13 of this Agreement shall survive the termination of this Agreement.

6.	Standard of Care, Limitation of Liability and Indemnification

6.1.

NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY SS&C SHALL NOT BE LIABLE TO THE COMPANY FOR ANY ACTION OR INACTION OF SS&C OR ANY OF SS&C’S AFFILIATES AND ASSOCIATES EXCEPT TO THE EXTENT OF DIRECT LOSSES ARISING SOLELY FROM THE GROSS NEGLIGENCE, WILLFUL MISCONDUCT OR FRAUD OF SS&C IN THE PERFORMANCE OF SS&C’S DUTIES OR OBLIGATIONS UNDER THIS AGREEMENT. FOR THE AVOIDANCE OF DOUBT, THE PRIOR SENTENCE DOES NOT LIMIT SS&C’S INDEMNITY OBLIGATIONS UNDER SECTION 6.2. EXCEPT WITH RESPECT TO ALL AMOUNTS PAYABLE BY EACH PARTY AS PART OF ITS INDEMNIFICATION OBLIGATIONS UNDER THIS SECTION, IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR LOSSES THAT ARE INDIRECT, SPECIAL, INCIDENTAL, CONSEQUENTIAL, PUNITIVE, EXEMPLARY OR ENHANCED OR THAT REPRESENT LOST PROFITS, OPPORTUNITY COSTS OR DIMINUTION OF VALUE. THE COMPANY SHALL INDEMNIFY, DEFEND AND HOLD HARMLESS SS&C AND SS&C’S AFFILIATES AND ASSOCIATES FROM AND AGAINST LOSSES (INCLUDING DOCUMENTED LEGAL FEES AND COSTS TO ENFORCE THIS PROVISION) THAT SS&C AND ITS AFFILIATES AND ASSOCIATES SUFFER, INCUR, OR PAY AS A RESULT OF ANY THIRD PARTY CLAIM ARISING OUT OF THE COMPANY’S USE OF THE SERVICES OR DELIVERABLES, BUT EXCLUDING ANY CLAIMS ARISING OUT OF SS&C’S FRAUD, GROSS NEGLIGENCE, WILLFUL MISCONDUCT, OR TO THE EXTENT THAT SS&C INDEMNIFIES THE COMPANY. SUBJECT TO SECTION 6.3, ANY EXPENSES (INCLUDING LEGAL FEES AND COSTS) INCURRED BY SS&C IN DEFENDING OR RESPONDING TO ANY CLAIMS (OR IN ENFORCING THIS PROVISION) SHALL BE PAID BY THE COMPANY ON A QUARTERLY BASIS PRIOR TO THE FINAL DISPOSITION OF SUCH MATTER UPON RECEIPT BY THE COMPANY OF AN UNDERTAKING BY SS&C TO REPAY SUCH AMOUNT IF IT SHALL BE DETERMINED THAT SS&C OR A SS&C ASSOCIATE IS NOT ENTITLED TO BE INDEMNIFIED. EXCEPT FOR THE PARTIES’ INDEMNIFICATION OBLIGATIONS, FRAUD, OR WILLFUL MISCONDUCT, THE MAXIMUM AMOUNT OF CUMULATIVE LIABILITY OF SS&C TO THE COMPANY FOR LOSSES ARISING OUT OF THE SUBJECT MATTER OF, OR IN ANY WAY RELATED TO, THIS AGREEMENT SHALL NOT EXCEED THE FEES PAID BY THE COMPANY TO SS&C UNDER THE APPLICABLE STATEMENT OF WORK GIVING RISE TO THE CLAIM FOR THE 24 MONTHS IMMEDIATELY PRECEDING THE DATE OF THE EVENT GIVING RISE TO THE CLAIM, EXCEPT FOR THE MAXIMUM AGGREGATE AMOUNT OF CUMULATIVE LIABILITY OF SS&C TO THE COMPANY FOR LOSSES ARISING OUT OF, OR IN ANY WAY RELATED TO, SS&C’S DATA SECURITY AND CONFIDENTIALITY OBLIGATIONS UNDER THIS AGREEMENT WHICH SHALL NOT EXCEED THREE TIMES THE FEES FOR THE 12 MONTHS IMMEDIATELY PRECEDING THE DATE OF THE EVENT GIVING RISE TO THE CLAIM (THE “DATA BREACH CAP”); PROVIDED, THAT IF THE EVENT GIVING RISE TO THE CLAIM

OCCURS PRIOR TO THE 12 MONTH ANNIVERSARY OF THE EFFECTIVE DATE, THE DATA BREACH CAP SHALL BE EQUAL TO THE AVERAGE MONTHLY FEES PAID OR PAYABLE TO SS&C PRIOR TO THE DATE OF SUCH EVENT MULTIPLIED BY 36.

6.2.

With the exception of Market Data, SS&C shall indemnify, defend, and hold harmless the Company and its Affiliates from and against Losses (including documented legal fees and costs to enforce this provision) that the Company or its Affiliates suffer, incur, or pay as a result of any third party Claim that the Services infringe, or cause the infringement of, the intellectual property rights of a third party, except to extent such infringement is a result of or arises out of: (i) modifications to the Services or SS&C Property made by the Company or its Affiliates not previously authorized in writing by SS&C, (ii) the Company or its Affiliates not complying with reasonable instructions or designs required by SS&C, provided that the Company or its Affiliates have had a reasonable amount of time to implement such instructions or designs, (iii) use of the Services or SS&C Property by the Company or its Affiliates in breach of this Agreement, or (iv) the combination of the Services or SS&C Property by the Company or its Affiliates with products or systems other than those provided for use with the Services by, or authorized in writing by, SS&C, but solely to the extent that the Claim arises from such combination. SS&C may discharge its indemnity obligation by, at its sole option and expense, (a) procuring any right to allow the Company to continue to receive the infringing part of the Services, (b) modifying, amending or replacing the infringing part of the Services with other services that deliver substantially the same capabilities, performance, functionality, features, operability and reliability or (c) terminating the infringing part of the Services, provided that SS&C shall in such case refund any fees paid in advance with respect thereto.

6.3  Indemnification Procedures. In connection with any claim subject to indemnification under this Agreement or any SOW, the indemnified Party shall provide the indemnifying Party with: (a) prompt written notice of any claim, suit, or demand for which the indemnified Party seeks indemnification; provided that the failure to provide such notice shall not relieve the indemnifying Party of its indemnification obligations hereunder (b) the right to participate in the defense of, and control any matter that is subject to indemnification with counsel of its choosing and at its own expense (provided that the indemnifying Party will not settle any claim or consent to any final judgment without the prior written consent of the indemnified Party unless such settlement or final judgment (i) unconditionally releases the indemnified Party of all liability in writing, (ii) does not require the indemnified Party admit any fault or wrongdoing, (iii) does not require the indemnified Party to undertake any obligation or pay any amounts not otherwise indemnified, and (iv) does not adversely affect the indemnified Party’s rights in any manner); and (c) reasonable cooperation and assistance with the indemnifying Party’s defense and settlement of such matter (at the indemnifying Party’s expense). If the indemnifying Party assumes the defense of any claim, suit, or demand, the indemnifying Party will keep the indemnified Party reasonably informed of the status of each claim including all material developments and the indemnified Party shall have the right to employ separate counsel and to participate in the defense thereof at the indemnified party’s expense.

7.	Representations and Warranties

7.1.	Each Party represents and warrants to each other Party that:

(a) It is a legal entity duly created, validly existing and in good standing under the Law of the jurisdiction in which it is created, and is in good standing in each other jurisdiction where the failure to be in good standing would have a material adverse effect on its business or its ability to perform its obligations under this Agreement.

(b) Subject to Section 3.3 with respect to licenses from a Data Supplier, which may be terminated at any time, it has all necessary legal power and authority to own, lease and operate its assets and to carry on its business as presently conducted and as it will be conducted pursuant to this Agreement and will comply in all material respects with all Law to which it may be subject, and to the best of its knowledge and belief, it is not subject to any Action that would prevent it from performing its duties and obligations under this Agreement.

(c) It has all necessary legal power and authority to enter into this Agreement, the execution of which has been duly authorized and will not violate the terms of any other agreement.

(d) The Person signing on its behalf has the authority to contractually bind it to the terms and conditions in this Agreement and that this Agreement constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms.

8.	Company Data

8.1. The Company (i) will provide or ensure that other Persons provide all Company Data to SS&C in an electronic format that is reasonably acceptable to SS&C (or as otherwise agreed in writing) and (ii) confirm that each has the right to so share such Company Data. As between SS&C and the Company, all Company Data shall remain the property of the applicable Company. Company Data shall not be used or disclosed by SS&C other than in connection with providing the Services and as permitted under Section 11. To the extent that SS&C acquired any right, title or interest in or to any Company Data, SS&C hereby irrevocably assigns all such right, title and interest to the Company. SS&C shall be permitted to act upon instructions from an authorized officer of the Company or Management with respect to the disclosure or disposition of Company Data, but may refuse to act upon such instructions where it doubts, in good faith, the authenticity or authority of such instructions.

8.2. SS&C shall maintain and store material Company Data used in the official books and records of the Company for a rolling period of 7 years starting from the Effective Date, or such longer period as required by applicable Law or its internal policies or until such earlier time as it returns such records to the Company or the Company’s designee.

9.	Data Protection

9.1. From time to time and in connection with the Services SS&C may obtain access to certain personal information from the Company. Personal information relating to the Company, Management and its Affiliates, directors, officers, employees, agents, current and prospective Company shareholders, plan sponsors and plan participants may be processed by SS&C and its Affiliates. In the event that the parties, acting reasonably and in good faith, determine that it is necessary in order to comply with any applicable law, rule or regulation, the parties shall negotiate in good faith, an amendment to this Agreement or, in the alternative a mutually agreeable data processing agreement to address such compliance concerns.

9.2. SS&C shall apply reasonable and appropriate organizational, physical, technical and administrative safeguards to ensure the confidentiality, integrity, and availability for the information and data that are in its possession or under its control in order to protect the same from unauthorized access, use, disclosure, or other processing that would violate this Agreement or any applicable law, rule or regulation. Any collection, use, maintenance and processing of such data or information by SS&C or its subcontractors shall at all times be in compliance with all applicable federal, state, or local laws, rules and regulations.

9.3. SS&C will notify the Company without undue delay, within a target of forty-eight (48) hours and in no event more than seventy-two (72) hours after confirming a breach of Confidential Information (including personal information) or any unauthorized access, acquisition, use, destruction, modification or disclosure of any Confidential Information or personal information and provide reasonable assistance to the Company in its notification of that breach to the relevant regulatory authority and those individual impacted, as required by applicable Law. SS&C will promptly investigate material incidents of unauthorized access to or loss of the Company personal information and Confidential Information maintained by SS&C (a “Data Breach”) and, unless prohibited by applicable Law or if it would compromise SS&C’s investigation, notify Company as soon as reasonably practicable following any Data Breach. Company is responsible for making notifications related to a Data Breach that are required by applicable Law. SS&C will work with Company in good faith to effect such notifications. SS&C will seek to implement corrective action to respond to Data Breaches and prevent future occurrences, and will report to Company the corrective actions. SS&C will reasonably cooperate with Company in the event of any government authority inquiry related to or arising out of a Data Breach. SS&C will not disclose or use Confidential Information obtained from or on behalf of the Company except in accordance with this Agreement or the lawful instructions of the Company to carry out SS&C’s obligations under, or as otherwise permitted pursuant to the terms of, its agreements with the Company and to comply with applicable Law.

9.4. The Company acknowledges that SS&C intends to develop and offer analytics-based products and services for its customers. In providing such products and services, SS&C will be using consolidated data across all clients, including data of the Company, and make such consolidated data available to clients of the analytics products and services. The Company hereby consents to the use by SS&C of Company Confidential Information (including shareholder information) in the offering of such products and services, and to disclose the results of such analytics services to its customers and other third parties, provided the Company information will be aggregated, anonymized. de-identified and sometimes enriched with external data sources. The Company reserves the right to revoke its consent at any time during the Term. SS&C will not disclose client investor names or other personal identifying information, or information specific to or identifying the Company or any information in a form or manner which could reasonably be utilized to readily determine the identity of the Company or its investors.

10.	SS&C Property

10.1 SS&C Property is and shall remain the property of SS&C or, when applicable, its Affiliates or suppliers. Neither the Company nor Management, nor any other Person shall acquire any license or right to use, sell, disclose, or otherwise exploit or benefit in any manner from, any SS&C Property, except as specifically set forth herein. The Company shall not (unless required by Law) either before or after the termination of this Agreement, disclose to any Person not authorized by SS&C to receive the same, any information concerning the SS&C Property and shall use reasonable efforts to prevent any such disclosure.

11.	Confidentiality

11.1 Each Party shall not at any time disclose to any Person any Confidential Information concerning the business, affairs, customers, clients or suppliers of the other Party or its Affiliates, except as permitted by this Section 11.

11.2 Each Party may disclose the other Party’s Confidential Information:

(a) In the case of the Company, to each of its Affiliates, directors, officers, employees and agents (“Company Representative”) who need to know such information for the purpose of carrying out its duties under, or receiving the benefits of or enforcing, this Agreement. The Company shall ensure compliance by Company Representatives with Section 11.1.

(b) In the case of SS&C, to Company and each SS&C Associate, Company Representative, investor, Company bank or broker, Company or agent thereof, or payment infrastructure provider who needs to know such information for the purpose of carrying out SS&C’s duties under or enforcing this Agreement. SS&C shall ensure compliance by SS&C Associates, and any Affiliate or Person to whom SS&C has delegated its responsibilities pursuant to Section 2.2 of the Agreement, with this Section 11.

(c) With respect to any Person who is permitted access to the other Party’s Confidential Information as permitted in this Section 11.2, the receiving Party shall ensure that such Person is subject to confidentiality obligations at least as restrictive as those set forth herein.

(d)  As may be required by Law or pursuant to legal process; provided that the disclosing Party (i) to the extent legally permissible, provides the other Party with prompt written notice of the required disclosure so that the other Party may seek a protective order or take other analogous action, (ii) discloses no more of the other Party’s Confidential Information than reasonably necessary and, (iii) reasonably cooperates with actions of the other Party in seeking to protect its Confidential Information at that other Party’s expense.

11.3 Other than pursuant to Section 9.3, neither Party shall use the other Party’s Confidential Information for any purpose other than to perform its obligations under this Agreement. Each Party may retain a record of the other Party’s Confidential Information as required by Law or its internal policies; provided, that any retained Confidentiality Information shall remain subject to the confidentiality requirements set forth in this Agreement so long as such Confidential Information is in a Party’s possession.

11.4 Each Party’s ultimate parent company is subject to U.S. federal and state securities Law and may make disclosures as it deems necessary to comply with such Law. SS&C shall have no obligation to use Confidential Information of, or data obtained with respect to, any other client of SS&C in connection with the Services. The Company and its investment adviser are subject to U.S. federal and state securities Law and may make disclosures as either deems necessary to comply with such Law. Notwithstanding the foregoing, the Company and the investment adviser may not include in its disclosures SS&C’s proprietary fees or fee schedule, without SS&C’s express written consent.

11.5 The Company shall not, in any communications with any Person, whether oral or written, make any representations stating or implying that SS&C is (i) providing valuations with respect to the securities, products or services of Company , or verifying any valuations, (ii) verifying the existence of any assets in connection with the investments, products or services of Company , or (iii) acting as a fiduciary, investment advisor, tax preparer or advisor, custodian or bailee with respect to Company, Management or any of their respective assets, investors or customers.

11.6 In the event the Company obtains information from SS&C or the TA2000 System which is not intended for the Company, the Company agrees to (i) immediately, and in no case more than twenty-four (24) hours after discovery thereof, notify SS&C that unauthorized information has been made available to the Company; (ii) not knowingly review, disclose, release, or in any way, use such unauthorized information; (iii) provide SS&C reasonable assistance in retrieving such unauthorized information and/or destroy such unauthorized information; and (iv) upon written request deliver to SS&C a certificate executed by the Company certifying that all such unauthorized information in the Company’s possession or control has been delivered to SS&C or destroyed as required by this provision.

12.	Notices

12.1  Except as otherwise provided herein, all notices required or permitted under this Agreement or required by Law shall be effective only if in writing and delivered: (i) personally, (ii) by registered mail, postage prepaid, return receipt requested, (iii) by receipted prepaid courier, (iv) by any confirmed facsimile or (v) by any electronic mail, to the relevant address or number listed below (or to such other address or number as a Party shall hereafter provide by notice to the other Parties). Notices shall be deemed effective when received by the Party to whom notice is required to be given.

If to SS&C:

SS&C GIDS, Inc.

1055 Broadway

Kansas City, MO 64105

Attention: Legal Department

If to the Company:

Apollo S3 Private Markets Fund

9 West 57th Street

New York, NY 10019

Attention: Robert Nguyen

13.	Miscellaneous

13.1 Amendment; Modification. This Agreement may not be amended or modified except in writing signed by an authorized representative of each Party. No SS&C Associate has authority to bind SS&C in any way to any oral covenant, promise, representation or warranty concerning this Agreement, the Services or otherwise.

13.2 Assignment. Neither this Agreement nor any rights under this Agreement may be assigned or otherwise transferred by either party, in whole or in part, whether directly or by operation of Law, without the prior written consent of the other party. Either party may assign or otherwise transfer this Agreement: (i) to a successor in the event of a change in control, (ii) to an Affiliate or (iii) in connection with an assignment or other transfer of a material part of such party’s business upon the prior written notice to the other party. Any attempted delegation, transfer or assignment prohibited by this Agreement shall be null and void.

13.3 Choice of Law; Choice of Forum. This Agreement shall be interpreted in accordance with and governed by the Law of the State of New York. The courts of the State of New York and the United States District Court for the Southern District of New York shall have exclusive jurisdiction to settle any Claim. Each Party submits to the exclusive jurisdiction of such courts and waives to the fullest extent permitted by Law all rights to a trial by jury.

13.4 Counterparts; Signatures. This Agreement may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via facsimile or electronic mail and shall be binding to the same extent as if original signatures were exchanged.

13.5 Entire Agreement. This Agreement (including any schedules, attachments, amendments and addenda hereto) contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto. This Agreement sets out the entire liability of SS&C Associates related to the Services and the subject matter of this Agreement, and no SS&C Associate shall have any liability to the Company or any other Person for, and the Company hereby waives to the fullest extent permitted by applicable law recourse under, tort, misrepresentation or any other legal theory.

13.6 Force Majeure. Neither Party shall be liable for any delays or failures to perform any of its obligations hereunder to the extent that such delays or failures are due to war, terrorist or analogous action, the act of any Government Authority or other authority, riot, civil commotion, rebellion, storm, accident, fire, lockout, strike, power failure, computer error or failure, delay or breakdown in communications or electronic transmission systems, or other analogous events beyond a Party’s reasonable control. The affected Party shall use commercially reasonable efforts to minimize the effects of any such event of its performance of its obligations hereunder. In the event of any such event, the affected Party shall give prompt written notice to the other party stating the period of time the occurrence is expected to continue. To the extent that such an event prevents SS&C from providing any Services, no fees shall be due for such Services until they are recommenced, provided however that fees for Services provided up until the force majeure are still required to be paid.

SS&C shall maintain a comprehensive business recovery plan that: (i) is not less protective than the executive summary of the plan provided to the Company by SS&C in connection with the inception of the Services; and (ii) is designed to provide for reasonably sufficient recovery of its back office and administrative operations to enable SS&C, within the time period set forth in the plan, after an event necessitating the use of such plan. SS&C shall test such business recovery plan no less frequently than annually and upon request, the Company may participate in such test. Upon request, SS&C shall provide the Company with a letter confirming the completion of the most recent business continuity test.

13.7 Non-Exclusivity. The duties and obligations of SS&C hereunder shall not preclude SS&C from providing services of a comparable or different nature to any other Person and to receive economic or other benefits in connection therewith. The Company understands that SS&C may have commercial relationships with Data Suppliers and other providers of technology, data or other services that are used by the Company.

13.8 No Partnership. Nothing in this Agreement is intended to, or shall be deemed to, constitute a partnership or joint venture of any kind between or among any of the Parties.

13.9 No Solicitation. During the term of this Agreement and for a period of 12 months thereafter, neither Party (the “Soliciting Party”) will directly or indirectly solicit the services of, or otherwise attempt to employ or engage any employee of the other Party (the “Employing Party”) or its Affiliates who has been materially involved in the provision, or receipt and consumption, of the Services and who was known to be employed by the Employing Party without the consent of the other Party; provided, however, that the foregoing shall not prevent (i) the Soliciting Party from soliciting employees through general advertising not targeted specifically at any or all SS&C Associates’ or the Company’s or Management’s employees, (ii) the Soliciting Party from soliciting an employee that has been terminated by the Employing Party prior to the commencement of employment discussions between such employee and the Soliciting Party, or (iii) an employee of the Employing Party from approaching the Soliciting Party or any of its Affiliates with respect to employment without prior solicitation therefor by the Soliciting Party. If the Company employs or engages any SS&C Associate who has been materially involved in the provision of Services during the term of this Agreement or the period of 12 months thereafter, in each case, in violation of the terms of this Section 13.9, the Company shall pay for any fees and expenses (including recruiters’ fees) incurred by SS&C or its Affiliates in hiring replacement personnel as well as any other remedies available to SS&C.

13.10 No Warranties. Except as expressly listed herein, SS&C makes no warranties, whether express, implied, contractual or statutory with respect to the Services. SS&C disclaims all implied warranties of merchantability and fitness for a particular purpose with respect to the Services. All warranties, conditions and other terms implied by Law are, to the fullest extent permitted by Law, excluded from this Agreement.

13.11 Severance. If any provision (or part thereof) of this Agreement is or becomes invalid, illegal or unenforceable, the provision shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not practical, the relevant provision shall be deemed deleted. Any such modification or deletion of a provision shall not affect the validity, legality and enforceability of the rest of this Agreement. If a Party gives notice to another Party of the possibility that any provision of this Agreement is invalid, illegal or unenforceable, the Parties shall negotiate to amend such provision so that, as amended, it is valid, legal and enforceable and achieves the intended commercial result of the original provision.

13.12 Testimony. If SS&C is required by a third party subpoena or otherwise, to produce documents, testify or provide other evidence regarding the Services, this Agreement or the operations of the Company in any Action to which the Company is a party or otherwise related to the Company or Management, the Company shall reimburse SS&C for all costs and expenses, including the time of its professional staff at SS&C’s standard rates and the cost of legal representation, that SS&C reasonably incurs in connection therewith, except in the event that SS&C is testifying as a result of its breach of this Agreement or due to its negligence or willful misconduct, in which case SS&C shall provide such testimony at no charge.

13.13 Third Party Beneficiaries. This Agreement is entered into for the sole and exclusive benefit of the Parties and will not be interpreted in such a manner as to give rise to or create any rights or benefits of or for any other Person except as set forth with respect to SS&C Associates.

13.14 Waiver. No failure or delay by a Party to exercise any right or remedy provided under this Agreement or by Law shall constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict the further exercise of that or any other right or remedy. No exercise (or partial exercise) of such right or remedy shall prevent or restrict the further exercise of that or any other right or remedy.

13.15 Insurance. SS&C shall maintain insurance coverage including, without limitation, errors and omissions, fidelity bond or equivalent crime insurance coverage at levels that are determined by its Board of Directors to be appropriate for its business. Upon request of the Company, SS&C shall provide evidence that such coverage is in place. To the extent that SS&C’s policies of insurance may provide for coverage of claims for liability or indemnity by SS&C, no provision of this Agreement shall be construed to relieve an insurer of any obligation to pay claims to SS&C, which would otherwise be a covered claim in the absence of any provision of this Agreement.

13.16 No Publicity. Neither Party shall issue or release a press release concerning this Agreement or any applicable statement of work or the subject matter hereof, as they pertain to the other party, without the prior written consent of the other party, unless required by federal or state securities laws and regulations. SS&C shall not disclose the fact that the Company or any of its Affiliates are a client of SS&C orally or in writing to third parties, or use the Company’s or any of its Affiliates’ name or logo in any document for any purpose (including marketing, sales, or promotional pitches or presentations) without the prior written consent of the Company. Any publicity concerning the Company or its Affiliates will require the Company’s prior written consent.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

SS&C GIDS, INC.		APOLLO S3 PRIVATE MARKETS FUND

By:	/s/ Bhagesh Malde	By:	/s/ Kenneth Seifert
Name:	Bhagesh Malde	Name:	Kenneth Seifert
Title:	Authorized Signatory	Title:	Chief Financial Officer

Schedule A

List of Funds

APOLLO S3 PRIVATE MARKETS FUND

Schedule B

Transfer Agency Services

(a)	General

1.	As used in this Schedule A, the following additional terms have the following meanings:

(i)	“1934 Act” shall mean the securities Exchange Act of 1934, as amended;

(ii)	“ACH” shall mean the Automated Clearing House;

(iii)	“Bank” shall mean a nationally or regionally known banking institution;

(iv)	“Code” shall mean the Internal Revenue Code of 1986, as amended;

(v)	“DTCC” shall mean the Depository Trust Clearing Corporation;

(vi)	“IRA” shall mean Individual Retirement Account;

(vii)

“Procedures” shall collectively mean SS&C’s transfer agency procedures manual, third party check procedures, checkwriting draft procedures, Compliance + and identity theft programs and signature guarantee procedures;

(viii)	“Program” shall mean Networking, Company Serv or other DTCC program; and

(ix)	“TA2000 System” shall mean SS&C’s TA2000TM computerized data processing system for shareholder accounting.

2.	Any references to Law shall be construed to mean the Law as amended to the date of the effectiveness of the applicable provision referencing the Law.

3.	The Company acknowledges that SS&C’s ability to perform the Services is subject to the following dependencies:

(i)

The Company and other Persons that are not employees or agents of SS&C, whose cooperation is reasonably required for SS&C to provide the Services, providing reasonable cooperation, information and, as applicable, instructions to SS&C promptly, in agreed formats, by agreed media and within agreed timeframes as required to provide the Services.

(ii)	The communications systems operated by the Company and other Persons that are not employees or agents of SS&C remaining fully operational.

(iii)	The accuracy and completeness of any the Company Data or other information provided to SS&C in connection with the Services by any Person.

(iv)	Any warranty, representation, covenant or undertaking expressly made by the Company under or in connection with this Agreement being and remaining true, correct and discharged at all relevant times.

4.	The following Services will be performed by SS&C and, as applicable, are contingent on the performance by the Company of the duties and obligations listed.

(b)	SERVICES

1.	Scope of Agency Services; SS&C Obligations.

A.	SS&C utilizing the TA2000 System will perform the following services:

(i) issuing, transferring and redeeming book entry shares or cancelling share certificates as applicable;

(ii) maintaining shareholder accounts on the records of the Company on the TA2000 System in accordance with the instructions and information received by SS&C from the Company, the Company’s distributor, manager or managing dealer, the Company’s investment adviser, the Company’s sponsor, the Company’s custodian, or the Company’s administrator and any other person whom the Company names on Schedule C (each an “Authorized Person”), broker-dealers or shareholders;

(iii) when and if a Company participates in the DTCC, and to the extent SS&C supports the functionality of the applicable DTCC program:

(a) SS&C will accept and effectuate the registration and maintenance of accounts through the Program and the purchase, redemption, exchange and transfer of shares in such accounts through systems or applications offered via the Program in accordance with instructions transmitted to and received by SS&C by transmission from DTCC on behalf of broker-dealers and banks which have been established by, or in accordance with the instructions of, an Authorized Person, on the Dealer File maintained by SS&C,

(b) issuing instructions to the Company’s banks for the settlement of transactions between the Company and DTCC (acting on behalf of its broker-dealer and bank participants),

(c) providing account and transaction information from each affected Company’s records on TA2000 in accordance with the applicable Program’s rules, and

(d) maintaining shareholder accounts on TA2000 through the Programs;

(iv) providing transaction journals;

(v) once annually preparing shareholder meeting lists for use in connection with the annual meeting;

(vi) withholding, as required by federal law, taxes on shareholder accounts, performing and paying backup withholding as required for all shareholders, and preparing, filing and providing, in electronic format, the applicable U.S. Treasury Department information returns or K-1 data file, as applicable, to the Company’s vendor of choice;

(vii) disbursing income dividends and capital gains distributions to shareholders and recording reinvestment of dividends and distributions in shares of the Company;

(viii) preparing and providing, in electronic format, to the Company’s print vendor of choice:

(a) confirmation forms for shareholders for all purchases and liquidations of shares of the Company and other confirmable transactions in shareholders’ accounts,

(b) copies of shareholder statements, and

(c) shareholder reports and prospectuses provided by the Company;

(ix) providing or making available on-line daily and monthly reports as provided by the TA2000 System and as requested by the Company or its management company;

(x) maintaining those records necessary to carry out SS&C’s duties hereunder, including all information reasonably required by the Company to account for all transactions on TA2000 in the Company shares;

(xi) calculating the appropriate sales charge, if applicable and supported by TA2000, with respect to each purchase of the Company shares as instructed by an Authorized Person, determining the portion of each sales charge payable to the dealer participating in a sale in accordance with schedules and instructions delivered to SS&C by the Company’s managing dealer or distributor or any other Authorized Person from time to time, disbursing dealer commissions collected to such dealers, determining the portion of each sales charge payable to such managing dealer and disbursing such commissions to the managing dealer;

(xii) receiving correspondence pertaining to any former, existing or new shareholder account, processing such correspondence for proper recordkeeping, and responding to shareholder correspondence;

(xiii) arranging the mailing to dealers of confirmations of wire order trades;

(xiv) processing, generally on the date of receipt, purchases, redemptions, exchanges, or instructions, as applicable, to settle any mail or wire order purchases, redemptions or exchanges received in proper order as set forth in the prospectus and general exchange privilege applicable, and rejecting any requests not received in proper order (as defined by an Authorized Person or the Procedures as hereinafter defined);

(xv) if a Company is a registered product, providing to the person designated by an Authorized Person the daily Blue Sky reports generated by the Blue Sky module of TA2000 with respect to purchases of shares of the Company on TA2000. For clarification, with respect to obligations, the Company is responsible for any registration or filing with a federal or state government body or obtaining approval from such body required for the sale of shares of the Company in each jurisdiction in which it is sold. SS&C’s sole obligation is to provide the Company access to the Blue Sky module of TA2000 with respect to purchases of shares of the Company on TA2000. It is the Company’s responsibility to validate that the Blue Sky module settings are accurate and complete and to validate the output produced thereby and other applicable reports provided by SS&C, to ensure accuracy. SS&C is not responsible in any way for claims that the sale of shares of the Company violated any such requirement (unless such violation results from a failure of the SS&C Blue Sky module to notify the Company that such sales do not comply with the parameters set by the Company for sales to residents of a given state);

(xvi) providing to the Company escheatment reports as requested by an Authorized Person with respect to the status of accounts and outstanding checks on TA2000;

(xvii) as mutually agreed upon by the parties as to the service scope and fees, answer telephone inquiries during mutually agreed upon times, each day on which the New York Stock Exchange is open for trading. SS&C shall answer and respond to inquiries from existing shareholders, prospective shareholders of the Company and broker-dealers on behalf of such shareholders in accordance with the telephone scripts provided by the Company to SS&C, such inquiries may include requests for information on account set-up and maintenance, general questions regarding the operation of the Company, general account information including dates of purchases, redemptions, exchanges and account balances, requests for account access instructions and literature requests;

(xviii) (where applicable) supporting Company tender offers, including but not limited to: assistance with shareholder communication plan; coordination of tender offer materials; establishment of informational website; receipt, review and reconciliation of letters of transmittal; daily tracking, reconciliation and reporting of shares tendered; and issuing tax forms.

(xix) in order to assist the Company with the Company’s anti-money laundering responsibilities under applicable anti-money laundering laws, SS&C offers certain risk-based shareholder activity monitoring tools and procedures that are reasonably designed to: (i) promote the detection and reporting of potential money laundering activities; and (ii) assist in the verification of persons opening accounts with the Company. If the Company elects to have SS&C implement the anti-money laundering procedures and delegate the day-to-day operation of such anti-money laundering procedures to SS&C, the parties will agree to upon the applicable fees and the service scope and execute the attached appendix (“Appendix 1” entitled “AML Delegation”) which may be changed from time to time subject to mutual written agreement between the parties;

(xx) as mutually agreed upon by the parties as to the service scope and fees, provide any additional related services (i.e., pertaining to escheatments, abandoned property, garnishment orders, bankruptcy and divorce proceedings, Internal Revenue Service or state tax authority tax levies and summonses and all matters relating to the foregoing); and

(xxi) upon request of the Company and mutual agreement between the parties as to the scope and any applicable fees, SS&C may provide additional services to the Company under the terms of this Schedule and the Agreement. Such services and fees shall be set forth in a writing and may be added by an amendment to, or as a statement of work under, this Schedule or the Agreement.

B. At the request of an Authorized Person, SS&C shall use commercially reasonable efforts to provide the services set forth in Section 1.A of this Schedule A in connection with transactions (i) the processing of which transactions require SS&C to use methods and procedures other than those usually employed by SS&C to perform shareholder servicing agent services, (ii) involving the provision of information to SS&C after the commencement of the nightly processing cycle of the TA2000 System or (iii) which require more manual intervention by SS&C, either in the entry of data or in the modification or amendment of reports generated by the TA2000 System than is usually required by normal transactions.

C. SS&C shall use commercially reasonable efforts to provide the same services with respect to any new, additional functions or features or any changes or improvements to existing functions or features as provided for in the Company’s instructions, prospectus or application as amended from time to time, for the Company provided SS&C is advised in advance by the Company of any changes therein and the TA2000 System and the mode of operations utilized by SS&C as then constituted supports such additional functions and features. If any new, additional function or feature or change or improvement to existing functions or features or new service or mode of operation measurably increases SS&C’s cost of performing the services required hereunder at the current level of service, SS&C shall advise the Company of the amount of such increase and if the Company elects to utilize such function, feature or service, SS&C shall be entitled to increase its fees by the amount of the increase in costs.

D. The Company acknowledges that SS&C is currently using, and will continue to use, domestic or foreign SS&C affiliates to assist with software development and support projects for SS&C and/or for the Company. As part of such support, the Company acknowledges that such affiliates may access the Company Confidential Information including, but not limited to, personally identifiable shareholder information (shareholder name, address, social security number, account number, etc.).

E. The Company shall add all new Companiess to the TA2000 System upon at least 60 days’ prior written notice to SS&C provided that the requirements of the new Company are generally consistent with services then being provided by SS&C under the Agreement. If less than 60 days’ prior notice is provided by the Company, additional ‘rush’ fees may be applied by SS&C. Rates or charges for additional Companiess shall be as set forth in Schedule B for the remainder of the contract term except as such Company uses functions, features or characteristics for which SS&C has imposed an additional charge as part of its standard pricing schedule. In the latter event, rates and charges shall be in accordance with SS&C’s then-standard pricing schedule.

F. The parties agree that to the extent that SS&C provides any services under the Agreement that relate to compliance by the Company with the Code (or any other applicable tax law), it is the parties’ mutual intent that SS&C will provide only printing, reproducing, and other mechanical assistance to the Company and that SS&C will not make any judgments or exercise any discretion of any kind. The Company agrees that it will provide express and comprehensive instructions to SS&C in connection with all of the services that are to be provided by SS&C under the Agreement that relate to compliance by the Company with the Code (or any other applicable tax law), including providing responses to requests for direction that may be made from time to time by SS&C of the Company in this regard.

G. SS&C shall provide the Services in accordance with the terms and conditions set forth in applicable provisions of Section 17A under the 1934 Act, the rules and regulations thereunder applicable to SS&C’s acting as a transfer agent in all material respects.

H. The Company instructs and authorizes SS&C to provide the services as set forth in the Agreement in connection with transactions on behalf of certain IRAs featuring the funds made available by the Company. The Company acknowledges and agrees that as part of such services, SS&C will act as service provider to the custodian for such IRAs.

I. If applicable, SS&C will make original issues of shares, or if shares are certificated, stock certificates upon written request of an officer of the Company and upon being furnished with a certified copy of a resolution of the Board of Directors authorizing such original issue, evidence regarding the value of the shares, and necessary funds for the payment of any original issue tax.

J. Upon receipt of a Company’s written request, SS&C shall provide transmissions of shareholder activity to the print vendor selected by the Company.

K. Shares of stock will be transferred in accordance with the instructions of the shareholders and, upon receipt of the Company’s instructions that shares of stock be redeemed and funds remitted therefor, such redemptions will be accomplished and payments dispatched provided the shareholder instructions are deemed by SS&C to be duly authorized. SS&C reserves the right to refuse to transfer, exchange, sell or redeem shares as applicable, until it is satisfied that the request is authorized, or instructed by the Company.

L. Notwithstanding anything herein to the contrary, with respect to “as of” adjustments, SS&C will not assume one hundred percent (100%) responsibility for losses resulting from “as ofs” due to clerical errors or misinterpretations of securityholder instructions, but SS&C will discuss with the Company SS&C’s accepting liability for an “as of” on a case-by-case basis and may accept financial responsibility for a particular situation resulting in a financial loss to the Company where such loss is “material”, as hereinafter defined, and, under the particular facts at issue, SS&C and Company mutually agrees SS&C’s conduct was culpable and SS&C’s conduct is the sole cause of the loss. A loss is “material” for purposes of this Section when it results in a pricing error on a given day which is (i) greater than a negligible amount per securityholder, (ii) equals or exceeds one ($.01) full cent per share times the number of shares outstanding or (iii) equals or exceeds the product of one-half of one percent (1%) times Company’s Net Asset Value per share times the number of shares outstanding (or, in case of (ii) or (iii), such other amounts as may be adopted by applicable accounting or regulatory authorities from time to time). When SS&C concludes that it should contribute to the settlement of a loss, SS&C’s responsibility will commence with that portion of the loss over $0.01 per share calculated on the basis of the total value of all shares owned by the affected portfolio (i.e., on the basis of the value of the shares of the total portfolio, including all classes of that portfolio, not just those of the affected class).

K.	Changes and Modifications.

(i) SS&C shall have the right, at any time, to modify any systems, programs, procedures or facilities used in performing its obligations hereunder; provided that the Company will be notified as promptly as possible prior to implementation of such modifications and that no such modification or deletion shall materially adversely change or affect the operations and procedures of the Company in using the TA2000 System hereunder, the Services or the quality thereof, or the reports to be generated by such system and facilities hereunder, unless the Company is given thirty (30) days’ prior notice to allow the Company to change its procedures and SS&C provides the Company with revised operating procedures and controls.

All enhancements, improvements, changes, modifications or new features added to the TA2000 System however developed or paid for, including, without limitation, Company Requested Software (collectively, “Deliverables”), shall be, and shall remain, the confidential and exclusive property of, and proprietary to, SS&C. The parties recognize that during the Term of this Agreement the Company will disclose to SS&C feedback, specifications, business requirements and suggestions relating to the Services (“Feedback”) and SS&C may partly rely on such Feedback to design, structure or develop one or more Deliverables. Provided that, as developed, such Deliverable(s) contain no Confidential Information or intellectual property (other than Feedback) of Company or any of its investors or any other information which could reasonably be expected to be used to readily determine identity the identity of Company, its Affiliates, any of their investors or any individual, (i) the Company hereby consents to SS&C’s use of such Feedback to design, to structure or to determine the scope of such Deliverable(s) or to incorporate into such Deliverable(s) and that any such Deliverable(s), regardless of who paid for it, shall be, and shall remain, the sole and exclusive property of SS&C and (ii) the Company hereby grants SS&C a perpetual, nonexclusive license to incorporate and retain in such Feedback. All Confidential Information and all Feedback of the Company shall be and shall remain the property of the Company.

2. Company Obligations.

A. The Company agrees to use its reasonable efforts to deliver to SS&C in Kansas City, Missouri, as soon as they are available, all of its shareholder account records.

B. The Company will provide SS&C written notice of any change in Authorized Personnel as set forth on Schedule C.

C. The Company will notify SS&C of material changes to its Articles of Incorporation or Bylaws (e.g. in the case of recapitalization) that impact the services provided by SS&C under the Agreement.

D. If at any time the Company receives notice or becomes aware of any stop order or other proceeding in any such state affecting such registration or the sale of the Company’s shares, or of any stop order or other proceeding under the federal securities laws affecting the sale of the Company’s shares, the Company will give prompt notice thereof to SS&C.

E. The Company shall not enter into one or more omnibus, third-party sub-agency or sub accounting agreements with (i) unaffiliated third-party broker/dealers or other financial intermediaries who have a distribution agreement with the affected Company or (ii) third party administrators of group retirement or annuity plans, unless the Company either (1) provides SS&C with a minimum of 12 months’ notice before the accounts are deconverted from SS&C, or (2), if 12 months’ notice is not possible, Company shall compensate SS&C by paying a one-time termination fee equal to $0.10 per deconverted account per month for every month short of the 12 months’ notice in connection with each such deconversion.

3.	Compliance.

A. SS&C shall perform the services under this Schedule A in conformance with SS&C’s present procedures as set forth in its Procedures with such changes or deviations therefrom as may be from time to time required or approved by the Company, its investment adviser or managing dealer, or its or SS&C’s counsel and the rejection of orders or instructions not in good order in accordance with the applicable prospectus or the Procedures. Notwithstanding the foregoing, SS&C’s obligations shall be solely as are set forth in this Schedule and any of other obligations of the Company under applicable law that SS&C has not agreed to perform on the Company’s behalf under this Schedule or the Agreement shall remain the Company’s sole obligation.

B. The Company hereby advises SS&C that all of the shares of the Company will be sold by broker-dealers who will have executed selling group or dealer agreements with the Company pursuant to which agreements the affected broker-dealer will assume all obligations and responsibilities under applicable laws with respect to customer identification procedures, identity theft and the red flag regulations and that, therefore, such obligations and responsibilities are not among the obligations and responsibilities that the Company is employing SS&C to provide or fulfill. Any requirement to comply with applicable law with respect to any attempt to verify the identity of shareholders of the shares of the Company shall remain with the Company and the Company’s broker-dealers.

4.	Bank Accounts.

A. SS&C, acting as agent for the Company, is hereby authorized (1) to establish in the name of, and to maintain on behalf of, the Company, on the usual terms and conditions prevalent in the industry, including limits or caps (based on fees paid over some period of time or a flat amount, as required by the affected Bank on the maximum liability of such Banks into which SS&C shall deposit the funds SS&C receives for payment of dividends, distributions, purchases of Company shares, redemptions of Company shares, commissions, corporate re-organizations (including recapitalizations or liquidations) or any other disbursements made by SS&C on behalf of the Company provided for in this Schedule A, (2) to draw checks upon such accounts, to issue orders or instructions to the Bank for the payment out of such accounts as necessary or appropriate to accomplish the purposes for which such funds were provided to SS&C, and

(3) to establish, to implement and to transact Company business through ACH, draft processing, wire transfer and any other banking relationships, arrangements and agreements with such Bank as are necessary or appropriate to fulfill SS&C’s obligations under the Agreement. SS&C, acting as agent for the Company, is also hereby authorized to execute on behalf and in the name of the Company, on the usual terms and conditions prevalent in the industry, including limits or caps (based on fees paid over some period of time or a flat amount, as required by the affected Bank) on the maximum liability of such Banks, agreements with banks for ACH, wire transfer, draft processing services, as well as any other services which are necessary or appropriate for SS&C to utilize to accomplish the purposes of this Schedule. In each of the foregoing situations the Company shall be liable on such agreements with the Bank as if it itself had executed the agreement.

B. SS&C is authorized and directed to stop payment of checks theretofore issued hereunder, but not presented for payment, when the payees thereof allege either that they have not received the checks or that such checks have been mislaid, lost, stolen, destroyed or through no fault of theirs, are otherwise beyond their control, and cannot be produced by them for presentation and collection, and, to issue and deliver duplicate checks in replacement thereof.

5.	Records.

SS&C will maintain customary transfer agent records in connection with its agency in accordance with the transfer agent recordkeeping requirements under applicable federal securities laws. Notwithstanding anything in the Agreement to the contrary, the records to be maintained and preserved by SS&C on the TA2000 System under the Agreement shall be maintained and preserved in accordance with the following:

A. Annual Purges by August 31: SS&C and the Company shall mutually agree upon a date for the annual purge of the appropriate history transactions from the Transaction History (A88) file for accounts (both regular and tax advantaged accounts) that were open as of January 1 of the current year, such purge to be complete no later than August 31. Purges completed after this date will subject the Company to the Aged History Retention fees set forth in the Fee Schedule attached hereto as Schedule B.

B. Purge Criteria: In order to avoid the Aged History Retention fees, history data for regular or ordinary accounts (that is, non-tax advantaged accounts) must be purged if the confirmation date of the history transaction is prior to January 1 of the current year and history data for tax advantaged accounts (retirement and educational savings accounts) must be purged if the confirmation date of the history transaction is prior to January 1 of the prior year. All purged history information shall be retained on magnetic tape for 7 years.

C. Purged History Retention Options (entail an additional fee): For the additional fees set forth on the Fee Schedule attached hereto as Schedule B, or as otherwise mutually agreed, then Company may choose

(i) to place purged history information on the Purged Transaction History (A19) table or (ii) to retain history information on the Transaction History (A88) file beyond the timeframes defined above. Retaining information on the A19 table allows for viewing of this data through online facilities and E-Commerce applications. This database does not support those histories being printed on statements and reports and is not available for on request job executions.

6.	Disposition of Books, Records and Canceled Certificates.

SS&C may send periodically to the Company, or to where designated by the Company, all books, documents, and all records no longer deemed needed for current purposes, upon the understanding that such books, documents, and records will be maintained by the Company under and in accordance with the requirements of applicable federal securities laws. Such materials will not be destroyed by the Company without the consent of SS&C (which consent will not be unreasonably withheld), but will be safely stored for possible future reference.

SCHEDULE C

AUTHORIZED PERSONNEL

December 31, 2023

Pursuant to the terms of the Schedule A and the Agreement between the Company and SS&C, the Company authorizes the following Company personnel* to provide instructions to SS&C, and receive inquiries from SS&C in connection with Schedule A and the Agreement:

Name	Title

*	indicates personnel employed by Apollo Management Holdings, L.P., an Affiliate of the Company.

This Schedule may be revised by the Company by providing SS&C with a substitute Schedule C. Any such substitute Schedule C shall become effective twenty-four (24) hours after SS&C’s receipt of the document and shall be incorporated into the Agreement.

APPENDIX 1

ANTI-MONEY LAUNDERING DELEGATION

1.	Delegation.

1.1

In order to assist the Company with the Company’s AML responsibilities under applicable AML laws, SS&C offers certain risk-based AML Procedures that are reasonably designed to: (i) promote the detection and reporting of potential money laundering activities; and (ii) assist in the verification of persons opening accounts with the Company. The Company has had an opportunity to review the AML Procedures with SS&C and desires to implement the AML Procedures as part of the Company’s overall AML program.

1.2

Accordingly, subject to the terms and conditions set forth in this Agreement, the Company hereby instructs and directs SS&C to implement the AML Procedures as set forth in Section 4 below on the Company’s behalf and delegates to SS&C the day-to-day operation of the AML Procedures. The AML Procedures set forth in Section 4 may be amended, from time to time, by mutual agreement of the Company and SS&C upon the execution by such parties of a revised Appendix 1 bearing a later date than the date hereof.

1.3

SS&C agrees to perform such AML Procedures, with respect to the ownership of Shares in the Company for which SS&C maintains the applicable shareholder information, subject to and in accordance with the terms and conditions of this Agreement.

2.

Consent to Examination. In connection with the performance by SS&C of the AML Procedures, SS&C understands and acknowledges that the Company remains responsible for assuring compliance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA PATRIOT Act”) and that the records SS&C maintains for the Company relating to the AML Program may be subject, from time to time, to examination and/or inspection by federal regulators in order that the regulators may evaluate such compliance. SS&C hereby consents to such examination and/or inspection and agrees to cooperate with such federal examiners in connection with their review. For purposes of such examination and/or inspection, SS&C will use its best efforts to make available, during normal business hours and on reasonable notice all required records and information for review by such examiners.

3.

Limitation on Delegation. The Company acknowledges and agrees that in accepting the delegation hereunder, SS&C is agreeing to perform only the AML Procedures, as may be amended from time to time, and is not undertaking and shall not be responsible for any other aspect of the AML Program or for the overall compliance by the Company with the USA PATRIOT Act or for any other matters that have not been delegated hereunder. Additionally, the parties acknowledge and agree that SS&C shall only be responsible for performing the AML Procedures with respect to the ownership of, and transactions in, Shares in the Company for which SS&C maintains the applicable Shareholder information.

4.	AML Procedures[1]

4.1	Consistent with the services provided by SS&C and with respect to the ownership of Shares in the Company for which SS&C maintains the applicable Shareholder information, SS&C shall:

(a) On a daily basis, submit all new customer account registrations and registration changes against the Office of Foreign Assets Control (“OFAC”) database, the Politically Exposed Persons (“PEP”) database, and such other lists or databases as may be required from time to time by applicable regulatory authorities;

(b) Submit all account registrations through OFAC database, the PEP database, and such other lists or databases as may be required from time to time by applicable regulatory authorities;

(c) On a daily basis, submit special payee information from checks, outgoing wires and systematic withdrawal files through the OFAC database;

(d) Review certain types of redemption transactions that occur within thirty-four (34) days of an account establishment, registration change, or banking information change (e.g. redemption by wire within 34 days of banking information change; rapid depletion of account balance after establishment; and redemption by check within 34 days of address change);

(e)  Review wires sent pursuant to banking instructions other than those on file with SS&C;

(f)  Review accounts with small balances followed by large purchases;

(g) Review accounts with frequent activity within a specified date range followed by a large redemption;

(h) Review purchase and redemption activity by check that meets or exceeds $100,000 threshold on any given day;

(i) Determine when a suspicious activity report (“SAR”) should be filed as required by regulations applicable to mutual funds; prepare and file the SAR; provide the Company with a copy of the SAR within a reasonable time after filing; and notify the Company if any further communication is received from the U.S. Department of the Treasury or other law enforcement agencies regarding such filing;

(j) Compare account information to any FinCEN request received by the Company and provided to SS&C pursuant to USA PATRIOT Act Sec. 314(a). Provide the Company with the necessary information for it to respond to such request within required timeframe;

(k) (i) Take reasonable steps to verify the identity of any person seeking to become a new customer of the Company and notify the Company in the event such person cannot be verified, (ii) Maintain records of the information used to verify the person’s identity, as required, and (iii) Determine whether the person appears on any lists of known or suspected terrorists or terrorist organizations provided to the Company by any government agency;

[1]

The accounts, transactions, items and activity reviewed in each case are subject to certain standard exclusions as set forth in written procedures of SS&C, which have been made available to the Company and which may be modified from time to time.

(l) Except with respect to any entities excluded under applicable regulation: (i) take reasonable steps to verify the identity of legal entities seeking to become new customers of the Company, including verifying the identity of the natural person(s) retaining ownership or controlling interest in such legal entity (the “ Beneficial Owner(s)”), as such ownership and controlling interests are defined in 31 C.F.R. 1010.230, (ii) notify the Company in the event that the identity of such Beneficial Owner(s) is not provided upon request to such entity or cannot be verified, (iii) maintain records of the information used to verify such Beneficial Owners, as required, and (iv) determine whether such persons appear on any lists of known or suspected terrorists or terrorist organizations provided to the Company by any government agency;

(m) Conduct due diligence and if required, enhanced due diligence in accordance with 31 C.F.R. 103.176(b) for new and existing correspondent accounts for foreign financial institutions (as defined in 31 C.F.R. 103.175). SS&C will perform an assessment of the money laundering risk presented by the account based on a consideration of relevant factors in accordance with applicable law and information provided by the foreign financial institution in a financial institution questionnaire. If an account is determined to have a medium or above risk-ranking, SS&C will monitor the account on a monthly basis for unusual activity. In the situation where due diligence cannot be completed with respect to an account, SS&C will contact the Company’s AML Officer for further instruction.

(n) Upon the request by the Company, conduct due diligence to determine if the Company is involved with any foreign jurisdiction, institution, class of transactions and a type of account designated, from time to time, by the U.S. Department of Justice in order to identify and take certain “special measures” against such entities as required under Section 311 of the USA PATRIOT Act (31 C.F.R. 103.193).

(o) Create and retain records required under 31 CFR 103.33 in connection with the transmittals of funds in amounts equal to or in excess of $3,000, and transmit such information on the transactions to the receiving financial institutions.

4.1 In the event that SS&C detects activity as a result of the foregoing procedures, which necessitates the filing by SS&C of a SAR or other similar report or notice to OFAC, then SS&C shall also immediately notify the Company, unless prohibited by applicable law.